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Pepco Holdings, Inc. Parent Balance Sheet (Dollars in Thousands) (Unaudited)
Actual June 30, 2005
ASSETS

Current Assets
Cash and cash equivalents	32.8
Accounts receivable	1.4
Notes receivable to associated companies	1,229.4
Interest and taxes accrued	6.1
Prepaid expenses and other	27.6
1,297.3

Investments and Other Assets
Investment in consolidated companies	4,377.7
Deferred income taxes	35.2
Other	16.0
4,428.9

Property, Plant and Equipment
Intangible assets	13.7
Less accumulated amortization	13.5
0.2

Total Assets	5,726.4

LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Short-term debt	350.0
Accounts payable to associated companies	2.9
352.9

Long-Term Debt	1,948.7

Shareholder's Equity
Common stock	1.9
Additional paid-in capital	2,584.8
Capital Stock Expense	(13.6)
Other comprehensive loss	(37.4)
Treasury stock	(0.4)
Retained earnings	889.5
Total Shareholder's Equity	3,424.8

Total Liabilities and Shareholder's Equity	5,726.4